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                              October 8, 2020

       Yacov Geva, Ph.D.
       President and Chief Executive Officer
       G Medical Innovations Holdings Ltd.
       5 Oppenheimer St.
       Rehovot 7670105, Israel

                                                        Re: G Medical
Innovations Holdings Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed October 1,
2020
                                                            File No. 333-249182

       Dear Dr. Geva:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed October 1, 2020

       Cover Page

   1. Your footnotes to the fee table indicate that you are calculating your registration fee based on Rule 457(o).
However, based on your revised disclosure that you anticipate your offering price could be
up to $7.00 per share, it does not appear you have calculated the registration fee based
on the maximum aggregate offer price. Please revise your fee table accordingly.
       Recent Developments, page 6

   2. You indicate that you expect the one-for-18 reverse stock split be effective on October 29,
                                                        2020. Please clarify
whether this stock split will occur prior or subsequent to
                                                        the effectiveness of
your Form F-1 registration statement. If prior to effectiveness, SAB
 Yacov Geva, Ph.D.
FirstName
G Medical LastNameYacov    Geva,Ltd.
                                 Ph.D.
           Innovations Holdings
Comapany
October    NameG Medical Innovations Holdings Ltd.
        8, 2020
October
Page 2 8, 2020 Page 2
FirstName LastName
         Topic 4C requires that stock splits effected after the date of the latest balance sheet presented, but before the effective date of the registration statement, be retroactively reflected, with disclosure, in the financial statements for all periods presented. In this regard, your auditor will need to revise its report on page F-2 to reference the stock split and dual-date its opinion in accordance with PCAOB AU
530.05. Refer
         also to IAS 33.64. Please ensure that you revise all your financial information presented throughout the filing to reflect the stock split. If the reverse stock split will occur after effectiveness of your registration statement but prior to the consummation of this offering, please provide appropriate pro forma information, including earnings per share, throughout the filing.
Capitalization, page 45

3. Based on the information presented in your capitalization table, it appears that your total capitalization reflected in the Actual column should be $1,233 rather than $8,366. If you continue to believe your capitalization is $8,366, please provide us with your calculation. Please also confirm the appropriateness of your Pro Forma and Pro Forma As
         Adjusted total capitalization amounts. With reference to the information presented in your capitalization table, please provide us with your calculations for these column totals.
Management, page 92

4. We note your additional footnotes four through five to the Management table on page 92 denoting which class of your classified board your directors will serve. However, it appears that footnotes five and six, although listed below the table, do not appear in the actual table. Please revise accordingly or otherwise advise. Underwriting, page 127

5. We note your disclosure on page 129, that "[p]rior to this offering, there has been no public market for the Ordinary Shares." Please revise this disclosure to clarify that your shares were previously traded on the ASX.
Financial Statements
Note 1.A. Overview, page F-9

6. Please expand your disclosure to state the date when the financial statements were authorized for issuance and who gave that authorization. Refer to IAS 10.17.
Note 9A. Subsequent Events, page F-65

7. Please address the need to update your disclosures to discuss the current terms of your
         September 18, 2020 agreement with GRS, LLC and the underlying accounting. Please also address the need to discuss the GRS Warrant within your Dilution section as it appears that once the terms are finalized, this warrant may be dilutive to new investors.
 Yacov Geva, Ph.D.
G Medical Innovations Holdings Ltd.
October 8, 2020
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeanne Bennett at 202-551-3606 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameYacov Geva, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameG Medical Innovations Holdings Ltd.
                                                           Office of Life
Sciences
October 8, 2020 Page 3
cc:       David Huberman, Esq.
FirstName LastName